ExperTelligence, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411
(561) 228-6148

August 25, 2009

Melissa Feider
Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

RE:	ExperTelligence, Inc. Form 8-K filed August 19, 2009 File No. 000-11596

Dear Ms. Feider:

We are in receipt of your comment letter dated August 21, 2009 regarding the aforementioned filing. Follows are our responses to your comments.

1. We have revised our Form 8-K to disclose the going concern modification in our audit reports for the last two years.

2. We have revised our Form 8-K to disclose that the Company’s Board of Directors approved the change in the Company’s auditors.

We filed an amended Form 8-K on August 25, 2009.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jason Smart
Jason Smart, CEO